<SUBMISSION>

<TYPE> SC 13D

<LIVE>

<DOCUMENT-COUNT> 1

<NOTIFY> 71111,3465

<SROS> NASD

<SUBJECT-COMPANY>

<CIK> 0000077159

<NAME> Penn Virginia Corp.

<IRS-NUMBER> 23-1184320

</SUBJECT-COMPANY>

<FILER>

<CIK> 0000924355

<CCC> hw5iqbo@

</FILER>

<DOCUMENT>

<TYPE> SC 13D

<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Penn Virginia Corp.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
---------------------------------------
(Title of Class of Securities)

707882106
-------------------------
(CUSIP Number)

Mary T. Lomasney, Director of Compliance
State Street Research & Management Company
One Financial Center, Boston, MA 02111
(617) 357-1398
-------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2002
---------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(E)

13d-1(F) or 13d-1(G) check the following box [X].

(Continued on following pages)

CUSIP Nos. 707882106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) State Street Research & Management Company 13-3142135
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 580,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%
14.	TYPE OF REPORTING PERSON IA

PREAMBLE

The Reporting Person expressly disclaims that it is required to file this Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the common stock ("Shares") of Penn Virginia Corp ("Company"). The address of the principal executive offices of the Company is One Radnor Corporate Center, 100 Matsonford Road, Suite 200, Randor PA 19087.

Item 2. Identity and Background.

This statement is being filed by State Street Research & Management Company ("SSRM"), a corporation organized under the laws of Delaware. (SSRM is referred to herein as "Reporting Person".)

SSRM is an investment adviser registered under the Investment Advisers Act of 1940. Its principal business is to provide investment advisory services primarily to pension plans, investment companies registered under the Investment Company Act of 1940, insurance company separate accounts, including those of its parent, MetLife Inc. ("MetLife"), and other institutional and individual clients. SSRM is an indirect subsidiary of MetLife. The principal office of SSRM is located at One Financial Center, Boston, MA 02111.

The Shares to which this statement relates are owned directly by a number of institutional accounts managed by SSRM, including investment companies and insurance company separate accounts of MetLife, ("Managed Accounts").

The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of SSRM is set forth in Attachment A hereto.

Within the past five years, neither the reporting person nor any of the persons listed on Attachment A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

In reliance on Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), no information in response to Items 2 through 6 is being provided for MetLife or other corporations or their executive officers or directors that have a controlling ownership interest in SSRM, because voting and investment powers over any Shares they may have, are exercised independently from the Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

Each Managed Account used its own funds to make the purchases. No part of any purchase is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting of the Shares.

Item 4. Purpose of Transaction.

SSRM has, and may, in the ordinary course of its business as an investment adviser, exercise its discretion to buy and sell Shares for investment purposes on behalf of the Managed Accounts and its other client accounts.

For SSRM, the purpose of its acquisition of the Shares was to acquire investment interests in the Company on behalf of, and consistent with the investment objectives and strategies of, the Managed Accounts. SSRM intends to continually review the market for the purchase and sale of the Shares, as well as the Company's fundamentals, financial position and business prospects. Depending upon its continuing assessment and upon future developments, SSRM may determine, from time to time or at any time, to buy or to sell or otherwise dispose of some or all of the Shares. In making any such determination, it will consider the market price of the Shares, other investment opportunities available to it, as well as general economic and stock market conditions. The foregoing actions may be taken on behalf of any one or more of the Managed Accounts or other client accounts.

Depending on the number factors and to the extent deemed advisable in light of the Managed Accounts general investment policies or other factors, SSRM, in its capacity as investment adviser to the Managed Accounts, may formulate plans or proposals regarding the Company or the Company's common stock, including without limitation, plans or proposals for the Company to merge with, acquire or be acquired by another entity. The foregoing is subject to change at any time, and there can be no assurance that SSRM will take any such action at any time in the future.

Subject to the above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer;
(b)	an extraordinary corporate transaction such as a merger reorganization or liquidation involving the issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
(d)	any change in the present board of directors or management of the issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the issuer;
(f)	any other material change in the issuer's business or corporate structure;
(g)	changes in the issuer's charter bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

SSRM, as investment adviser to the Managed Accounts, has the sole power to vote or to dispose of all Six Hundred Thousand (600,000) shares owned of record by the Managed Accounts. As such, SSRM maybe deemed to have beneficial ownership of all such shares As of the date hereof, such Shares represent 6.73% of the Company's shares of outstanding common stock. On June 26, 2002, certain of the Managed Accounts sold an aggregate of Fifty Thousand (50,000) shares of the Company's common stock for a total sales proceeds of $1,948,176.26.

Each Managed Account has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of Shares, respectively held by it.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities

of the Issuer.

To the extent known, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and the Company or between such persons or any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SSRM, as investment adviser to the Managed Accounts, has a customary advisory agreement under which each Managed Account has given SSR discretion in the ordinary course of its business to manage securities in general, including the Shares.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 19, 2002

--------------------------------------------------------

(Date)

State Street Research & Management

Company

By: Mary T. Lomasney

-------------------------------------------------------

(Signature)

Senior Vice President,

Director of Compliance

-------------------------------------------------------

(Name/Title)

Attachment A

To Schedule 13D

Directors and Executive Officers of State Street Research & Management Company ("SSR")
Name	Principal Occupation or Employment	Citizenship	Business Address
Richard Davis	Chairman of Board Chief Executive Officer and President of SSR	US	One Financial Center Boston, MA 02111
James Weiss	Managing Director	US	One Financial Center Boston, MA 02111
Daniel Strelow	Managing Director	US	One Financial Center Boston, MA 02111
John Lombardo	Managing Director	US	One Financial Center Boston, MA 02111
Christopher Abbott	Managing Director	US	One Financial Center Boston, MA 02111
Francis J. McNamara, III	Managing Director	US	One Financial Center Boston, MA 02111
Kevin Wilkins	Managing Director	US	One Financial Center Boston, MA 02111
Mary Ruth Moran	Managing Director	US	One Financial Center Boston, MA 02111
Anne Trebino	Managing Director	US	One Financial Center Boston, MA 02111